DERMTECH, INC.

11099 N. Torrey Pines Road, Suite 100

La Jolla, CA 92037

February 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	DermTech, Inc.

Registration Statement on Form S-1

Filed February 6, 2020

File No. 333-235780

Request for Acceleration

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of DermTech, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Monday, February 10, 2020, at 4:05 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Jeremy Glaser or Christian Hollweg of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (858) 314-1515 or (858) 314-1585, respectively, with any comments or questions regarding the Registration Statement.

Very truly yours,

DERMTECH, INC.

/s/ Kevin Sun
Kevin Sun
Chief Financial Officer

cc:	Jeremy Glaser, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Christian Hollweg, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.